SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 24/02/2023
6. Date on which issuer notified: 28/02/2023
7. Threshold(s) that is/are crossed or reached: Above 7%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.37%	6.71%	7.08%	1,138,664,528
Position of previous notification (if applicable)	0.17%	6.79%	6.96%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			3,636,953	0.32%
US7835132033			530,676	0.05%

SUBTOTAL A			4,167,629	0.37%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			83,627	0.01%
Future	17/03/2023			15,995,685	1.40%
Swap	01/03/2023			5,260,550	0.46%
			SUBTOTAL B.1	21,339,863	1.87%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	18/10/2023		Cash	15,486,831	1.36%
Swap	09/06/2023		Cash	8,592,744	0.75%
Swap	18/04/2023		Cash	5,498,323	0.48%
Swap	23/05/2023		Cash	3,999,251	0.35%
Swap	18/04/2023		Cash	3,998,780	0.35%
Swap	18/09/2023		Cash	3,996,797	0.35%
Swap	22/06/2023		Cash	3,499,643	0.31%
Swap	19/06/2023		Cash	3,389,610	0.30%
Swap	18/04/2023		Cash	2,999,085	0.26%
Swap	06/03/2023		Cash	1,833,440	0.16%
Swap	22/03/2023		Cash	699,610	0.06%
Swap	30/11/2032		Cash	323,181	0.03%
Swap	29/07/2027		Cash	193,871	0.02%
Swap	01/11/2027		Cash	165,696	0.01%
Swap	19/04/2023		Cash	116,031	0.01%
Swap	16/02/2032		Cash	88,442	0.01%
Swap	01/06/2023		Cash	65,467	0.01%
Swap	05/04/2027		Cash	56,059	0.005%
Swap	05/04/2027		Cash	29,480	0.003%
Swap	02/12/2027		Cash	8,807	0.001%
Swap	05/04/2027		Cash	4,439	0.0004%
Swap	29/06/2032		Cash	4,198	0.0004%
Swap	05/04/2027		Cash	2,726	0.0002%
Swap	01/02/2028		Cash	2,649	0.0002%
			SUBTOTAL B.2	55,055,160	4.84%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		6.68%	6.91%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Goldman Sachs Bank USA
Goldman Sachs Bank Europe SE

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
GSAMI Holdings I Ltd
GSAMI Holdings II Ltd
Goldman Sachs Asset Management International Holdings Ltd
Goldman Sachs Asset Management International

GSAM Holdings LLC
NNIP Holdings LLC
NNIP UK Holdings I Ltd
NNIP UK Holdings II Ltd
NNIP Holdings I B.V. / NNIP Holdings II B.V.
NN Investment Partners Holdings B.V.

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at Warsaw on 28/02/2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 February, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary